Exhibit 1

Media Release

13 August 2008

Westpac welcomes ACCC approval

Westpac Banking Corporation’s Chief Executive Officer, Gail Kelly, today welcomed the ACCC’s announcement that it would not oppose Westpac’s proposed merger with St.George Bank.

Mrs Kelly said the ACCC had undertaken a thorough market investigation and found that the proposed merger would not result in a substantial lessening of competition in any market.

“The ACCC decision is an important milestone in the merger process. The merger is designed to respect customer choice with both Westpac and St.George brands and branch networks being retained,” Mrs Kelly said.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
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